April 13, 2012

Lawrence R. Hamilton, Esq.
Mayer Brown LLP
71 South Wacker Drive
Chicago, Illinois 60606

Re: DNP Select Income Fund Inc. (the "Fund")
       File Nos. 333-180183 and 811-4915

Dear Mr. Hamilton:

       On March 16, 2012, you filed a registration statement on Form N-2 for DNP Select
Income Fund Inc. in connection with the Fund's issuance of transferable rights to its
shareholders. We have reviewed the registration statement, and have provided our comments
below. For convenience, we generally organized our comments using headings, defined terms
and page numbers found in the registration statement. Where a comment is made in one
location, it is applicable to all similar disclosure appearing elsewhere in the registration
statement.

Prospectus

Cover Page

1.   The third sentence of the second paragraph of this page states that "[t]he Rights entitle the
holders to purchase one new Common Share for every [●] Rights held (1-for-[●])." Please
confirm that the Fund will not issue more than one Common Share for every three Rights held.
Additionally, please explain to us how this offering of transferable rights will comply with
Section 23(b) of the Investment Company Act of 1940 (the "1940 Act"). See Association of
Publicly Traded Investment Funds (SEC Staff No-Action Letter (Aug. 2, 1985)); and Pilgrim
Regional Bank Shares, Inc. (SEC Staff No-Action Letter (Dec. 11, 1991)).

Prospectus Summary — The Fund at a Glance — Portfolio Contents (Page 7)

2.   Disclosure in this section states that the Fund invests in fixed income securities, such as
bonds. Please describe the credit quality and maturity policies the Fund uses in selecting fixed
income securities.

Prospectus Summary — The Fund at a Glance — Use of Leverage (Page 7)

3.   The third paragraph of this section states that the Fund may add leverage using derivative transactions such as credit default swaps and futures contracts. Please discuss how these derivatives will be valued for purposes of calculating the Fund's "managed assets."

Prospectus Summary — The Fund at a Glance — Risk Factors (Page 15)

4.   *Derivatives Risk.* This paragraph describes the Fund's exposure to credit risk with respect to the counterparties to the derivatives contracts purchased by the Fund. Please explain to us whether the Fund attempts to mitigate this risk by limiting the amount of its exposure to each individual counterparty. We may have additional comments after reviewing your response.

Summary of Fund Expenses (Page 18)

5.   The methodology used to convert the Fund's management fees to a percentage of net assets, as described in footnote (3) to the table of Annual Expenses, is very technical, and does not appear to result in a fee calculation that is based on the Fund's net assets. Please explain to us how this methodology results in a fee calculation based on net assets.

The Offer — Over-Subscription Privilege (Page 25)

6.   The last sentence of this section states that the Fund will not offer or sell any Common Shares that are not subscribed for pursuant to the Primary Subscription or the Over-Subscription Privilege. Please explain to us supplementally what the Fund will do with such shares, e.g., de-register them.

The Offer — Dilution and Effect of Non-Participation in the Offer (Page 36)

7.   The first paragraph of this section states that the economic impact of the Offer on Common Shareholders will result in immediate dilution of the net asset value per Common Share if the Subscription Price is less than the net asset value per Common Share, and that such dilution would disproportionately affect non-exercising Common Shareholders. Please provide a table in this section showing several examples of the potential dilution of the net asset value per Common Share on both exercising and non-exercising Common Shareholders at various Subscription Prices below net asset value.

The Fund's Investments — Investment Objectives and Policies — Other Significant Investment Policies and Restrictions (Page 41)

8.   This section provides that the Fund's industry concentration policy may be changed by the Board of Directors without the approval of the Fund's shareholders. Since industry concentration is a fundamental policy requiring shareholder approval, please revise this section. See Section 13(a)(3) of the 1940 Act.

Certain Provisions in the Charter and Bylaws and Certain Provisions of Maryland Law — Anti-Takeover Provisions in the Charter and Bylaws (Page 79)

9.   This section describes the provisions in the Fund's Charter and Bylaws that would effectively delay, defer, or prevent a change of control. Please provide additional disclosure discussing the Board's rationale for adopting these provisions, and the positive and negative effects of these provisions for shareholders. See Guide 3 to Form N-2.

Statement of Additional Information

Investment Objectives and Policies — Fundamental Investment Restrictions (Page 2)

10.   The disclosure in the prospectus (page 7) states that the Fund concentrates in the utilities industry. Please revise Fundamental Investment Restriction (2) to state that the Fund **will** concentrate in the utilities industry.

Management of the Fund (Page 5)

11.   The table of information regarding the Fund's directors discloses "Other Directorships Held by the Director." Please modify the table or otherwise provide any directorships held by each director during the past five years. See Item 18.6(b) of Form N-2.

General Comments

12.   We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

13.   If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act of 1933 (the "Securities Act"), please identify the omitted information to us, preferably before filing the final pre-effective amendment.

14.   Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

15.   Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

16.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of

all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

* * * * *

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

Edward P. Bartz
Staff Attorney